Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(4)
December 13, 2007 at 1:30 pm

Amer Sports announces changes in segment reporting

Amer Sports is changing its segment reporting. The redefined business segments are: Winter and Outdoor; Ball Sports; and Fitness. The new segment structure is in line with the Group's current organizational structure and management reporting. The change is effective immediately and financial statements for 2007 will be prepared accordingly.

The new segments have been divided into the following business areas:

Winter and Outdoor
- Winter Sports Equipment (Salomon winter sports equipment, Atomic and Bonfire)
- Apparel and Footwear (Salomon apparel and footwear and Arc'teryx)
- Cycling (Mavic)
- Sports Instruments (Suunto)

Ball Sports (Wilson) - as previously
- Racquet Sports
- Team Sports
- Golf

Fitness (Precor) - as previously
- Fitness Equipment

Amer Sports will report on its business segments based on IFRS requirements. Net sales figures will be reported only for the business areas.

The Group's geographical segments will remain unchanged: the Americas (North, South and Central America); EMEA (Europe, Middle East and Africa); and Asia Pacific (including Japan and Australia).

Further information about this new organizational structure is available in the stock exchange releases published on July 2, 2007 and November 22, 2007, which can be found at www.amersports.com.

NET SALES AND EBIT BY NEW BUSINESS SEGMENTS

NET SALES	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Winter and Outdoor	144.4	100.2	280.6	525.2
Ball Sports	163.6	150.4	109.9	423.9
Fitness	73.8	59.7	72.3	205.8
Net sales, total	381.8	310.3	462.8	1,154.9

NET SALES	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Winter and Outdoor	166.2	103.0	291.2	387.1	947.5
Ball Sports	178.3	159.5	120.3	111.5	569.6
Fitness	72.9	59.3	60.4	83.0	275.6
Net sales, total	417.4	321.8	471.9	581.6	1,792.7


07028713

EBIT	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Winter and Outdoor	-34.4	-28.8	48.9	-14.3
Ball Sports	19.8	15.0	5.4	40.2
Fitness	9.9	6.2	8.1	24.2
Headquarters	-3.1	-5.2	-3.3	-11.6
EBIT, total	-7.8	-12.8	59.1	38.5

EBIT	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Winter and Outdoor	-30.7	-26.4	48.0	56.3	47.2
Ball Sports	24.3	17.2	7.9	5.2	54.6
Fitness	12.0	4.1	6.0	12.7	34.8
Headquarters	-4.0	-3.9	-4.0	-4.5	-16.4
EBIT, total	1.6	-9.0	57.9	69.7	120.2

NET SALES	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Winter and Outdoor				
Winter Sports Equipment	31.7	14.8	159.0	205.5
Apparel and Footwear	60.5	36.4	72.3	169.2
Cycling	30.2	26.0	27.5	83.7
Sports Instruments	21.4	22.4	21.6	65.4
Discontinued operations	0.6	0.6	0.2	1.4
Net sales, total	144.4	100.2	280.6	525.2

NET SALES	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Winter and Outdoor					
Winter Sports Equipment	57.1	19.5	189.2	278.5	544.3
Apparel and Footwear	49.5	29.6	57.1	52.6	188.8
Cycling	29.1	24.3	24.5	29.9	107.8
Sports Instruments	19.2	21.0	18.3	22.8	81.3
Discontinued operations	11.3	8.6	2.1	3.3	25.3
Net sales, total	166.2	103.0	291.2	387.1	947.5

NET SALES	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Ball Sports				
Racquet Sports	65.1	71.1	55.7	191.9
Team Sports	66.7	45.5	36.0	148.2
Golf	31.8	33.8	18.2	83.8
Net sales, total	163.6	150.4	109.9	423.9

NET SALES	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Ball Sports					
Racquet Sports	65.8	69.2	58.5	41.8	235.3
Team Sports	75.3	51.5	40.6	52.2	219.6
Golf	37.2	38.8	21.2	17.5	114.7
Net sales, total	178.3	159.5	120.3	111.5	569.6

NET SALES AND EBIT BY OLD BUSINESS SEGMENTS

NET SALES	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Salomon	110.5	73.0	195.8	379.3
Wilson	163.6	150.4	109.9	423.9
Precor	73.8	59.7	72.3	205.8
Atomic	12.5	4.8	63.2	80.5
Suunto	21.4	22.4	21.6	65.4
Net sales, total	381.8	310,3	462.8	1,154.9

NET SALES	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Salomon	123.3	76.4	179.6	282.1	661.4
Wilson	178.3	159.5	120.3	111.5	569.6
Precor	72.9	59.3	60.4	83.0	275.6
Atomic	23.7	5.6	93.3	82.2	204.8
Suunto	19.2	21.0	18.3	22.8	81.3
Net sales, total	417.4	321,8	471.9	581.6	1,792.7

EBIT	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Salomon	-22.6	-19.1	36.3	-5.4
Wilson	19.8	15.0	5.4	40.2
Precor	9.9	6.2	8.1	24.2
Atomic	-13.3	-11.1	11.2	-13.2
Suunto	1.5	1.4	1.4	4.3
Headquarters	-3.1	-5.2	-3.3	-11.6
EBIT, total	-7.8	-12.8	59.1	38.5

EBIT	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Salomon	-22.4	-17.9	23.6	40.3	23.6
Wilson	24.3	17.2	7.9	5.2	54.6
Precor	12.0	4.1	6.0	12.7	34.8
Atomic	-9.4	-12.2	23.4	14.8	16.6
Suunto	1.1	3.7	1.0	1.2	7.0
Headquarters	-4.0	-3.9	-4.0	-4.5	-16.4
EBIT, total	1.6	-9.0	57.9	69.7	120.2

NET SALES	Q1 2007	Q2 2007	Q3 2007	1-9 2007
Salomon				
Winter Sports				
Equipment	19.3	10.1	90.2	119.6
Apparel and Footwear	60.4	36.4	78.0	174.8
Mavic	30.2	26.0	27.5	83.7
Discontinued operations	0.6	0.5	0.1	1.2
Net sales, total	110.5	73.0	195.8	379.3

NET SALES	Q1 2006	Q2 2006	Q3 2006	Q4 2006	1-12 2006
Salomon					
Winter Sports					
Equipment	33.4	13.8	91.1	186.3	324.6
Apparel and Footwear	50.0	30.1	62.1	63.4	205.6
Mavic	29.1	24.3	24.5	29.9	107.8
Discontinued operations	10.8	8.2	1.9	2.5	23.4
Net sales, total	123.3	76.4	179.6	282.1	661.4

For further information, please contact:
Mr Pekka Paalanne, Executive Vice President, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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